GOLDTOWN INVESTMENT CORP.

October 25, 2007 David R. Humphrey Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Dear Sir:

Re:	Goldtown Investment Corp. (f/k/a Acting Scout Inc.) (the “Company”)
Form 10-KSB for the year ended May 31, 2007
Filed: September 13, 2007
File No. 333-137888

Form 10-KSB (Fiscal Year Ended May 31, 2007)

Critical Accounting Policies, page 13

1. In future filings, please revise to include this discussion within your MD&A

Forms 8-K dated September 20, 2007 and October 2, 2007

2. Please explain the business purpose of each of the events disclosed in the above referenced Forms 8-K. Describe the impact of each of those events upon your stockholders’ Deficit accounts and provide us with a numerical schedule of these accounts immediately after each event. Indicate how and when each related agreement was filed or will be filed. In this regard, we note that none of these agreements appear to have been discussed in your most recent Annual Report on Form 10-KSB. Please explain why this was the case.

Response:

The Company has recently changed its business model to continue its activities with www.actingscout.com, but also evaluate and acquire assets or businesses that our management believes have potential for growth. Our management determined that it was in the best interest of the Company to reduce the share ownership of Blair Law, our President and Director, and lower the per share price by effecting a forward split in order to restructure the capital composition of the Company and make it more attractive for potential new acquisitions or a reverse merger transaction.

The Company decreased its authorized capital in anticipation of the forward stock split which occurred on September 11, 2007. Then, the Company cancelled 93,800,000 shares in Blair Law’s name for no consideration, pursuant to an agreement with Blair Law dated on October 2, 2007 in order to make the Company more attractive to investors and better structured for future acquisitions.

The Company changed its name to Goldtown Investments Inc. on September 20, 2007 in conjunction with its plan to expand its business through acquisitions. As of the date of this letter, the Company has not entered into any reverse merger or acquisition agreements and is not currently in any negotiations regarding any acquisitions.

The Company’s financial statements as of August 31, 2007 are included in the Company’s 10-QSB filing dated October 15, 2007. The transactions at issue did not affect the total amount of the shareholder’s deficit, although they did have an impact on the deficit as measured per share. The following table outlines the impact of each transaction on the shareholder’s deficit based on the latest financial statement of August 31, 2007:

Stock Continuity Schedule

						Deficit
						Accumulated
				Additional		During the
				Paid-In	Donated	Exploration
		Common Stock		Capital	Capital	Stage

			Par
	Date	Shares	Value				Total
		#	$	$	$	$	$

Balance - May
31, 2007	31-May-07	11,023,000	1,102.30	22,648	9,750	(70,214)	(36,714)

Donated Capital		-	-	-	2,250	-	2,250

Net loss for the
period		-	-	-	-	(18,726)	(18,726)

Balance - August
31, 2007 (pre-
split)	31-Aug-07	11,023,000	1,102	22,648	12,000	(88,940)	(53,190)

14 to 1 Stock
Split
(retroactively
restated)		143,299,000	14,330	(14,330)	-	-	-

Balance -
August 31, 2007
(post-split)	31-Aug-07	154,322,000	15,432	8,318	12,000	(88,940)	(53,190)

Share
cancellation	2-Oct-07	(93,800,000)	(9,380)	9,380	-	-	-

		60,522,000	6,052	17,698	12,000	(88,940)	(53,190)

On October 2, 2007 the Company entered into an agreement with Blair Law, the Company’s Director, President and Chief Executive Officer pursuant to which the Company cancelled 93,800,000 shares of the Company’s stock for no consideration. On October 2, 2007, the Company filed a Form 8-K disclosing this information. The agreement was not included on the Company’s most recent Form 10-KSB as the agreement was entered into after the 10-KSB was filed. The cancellation of the shares was disclosed as a subsequent event note on the Company’s Form 10-QSB for the period ended August 31, 2007.

3. Finally, if additional shares have been issued (other than in connection with these stock splits or reverse splits), please quantify and describe each such issuance and the consideration received. Explain how fair value was determined.

Response:

The Company has not issued shares, other than in connections with the stock split, since April 7, 2007.

Yours truly,

GOLDTOWN INVESTMENTS CORP.

Per: /s/ Blair Law

Blair Law President, Chief Executive Officer

Penthouse #1 989 Beatty St. Vancouver, BC V6Z 3C2 ph: (604) 618-9707 fax: (604) 408-6955